March 8, 2010

VIA EDGAR

Ms. Cicely LaMonthe
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:  Gramercy Capital Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Form 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009, and September 30, 2009
Definitive Proxy Statement on Schedule 14a Filed April 30, 2009
File No. 001-32248

Dear Ms. LaMonthe:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Jon W. Clark of the Company, dated February 22, 2010 (the “February 22 Letter”), which represented additional comments from the Staff to the Company’s letter dated January 19, 2010.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the February 22 Letter, and is followed by the corresponding response of the Company.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Income, page 134

1.
We have read and considered your response to prior comment two, SAB 11.K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities.   Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a “net interest income” presentation consistent with Article 9 of Regulation S-X.

Securities and Exchange Commission
March 8, 2010

Response:  In response to the Staff's comment, the Company advises the Staff that it does not view itself or measure its operations as a finance company.  Prior to the acquisition of American Financial Realty Trust (NYSE: AFR), or American Financial, on April 1, 2008, the Company was a real estate investment trust ("REIT") focused primarily on originating and acquiring loans and securities related to real estate.  As a result of the acquisition of American Financial, as of April 2008, the Company conducts its business operations as a diversified REIT that operates in two reportable segments: a property investment business, or Gramercy Realty, and a commercial real estate finance business, or Gramercy Finance. The Gramercy Finance segment includes all of the Company’s activities related to senior and mezzanine real estate debt and senior and mezzanine capital investment activities and the financing thereof, including the Company’s investments in commercial mortgage-backed securities.  The Gramercy Realty segment includes all of the Company’s activities related to the ownership and leasing of commercial real estate.  The property investment operations of the Company are substantial.  At September 30, 2009, the Company owned 917 properties comprising approximately 26.4 million rentable square feet of commercial real estate in 36 states and the District of Columbia with an aggregate book value of approximately $3.8 billion which represents the majority of the Company’s total assets, or approximately 54.3% at September 30, 2009.  At September 30, 2009, the Company employed 132 people, of which 97 were devoted to the Gramercy Realty segment.  The operations and percentage of the business devoted to Gramercy Realty continue to increase as the Company’s portfolio of loans and other lending instruments has declined by approximately $619.3 million, or 28.0%, as of September 30, 2009 compared to December 31, 2008, primarily due to limited origination volume of new Gramercy Finance investments (origination volume of finance investments in 2009 has declined approximately 84% from 2008 to approximately $52 million for the nine months ended September 30, 2009), repayments received on existing assets, and loan loss reserves incurred.   For funding in the Gramercy Finance business, the segment has primarily relied upon the Company's three consolidated collateralized debt obligations (“CDOs”).   Each CDO could be replenished, pursuant to limitations imposed by the indenture (including compliance with certain financial covenants) and rating agency guidelines, with substitute collateral for loans that are repaid during the first five years of the CDO. The Company’s 2005 CDO will reach the end of its investment period in 2010 and thereafter, the CDO securities will be retired in sequential order from senior-most to junior-most as loans are repaid.   Subsequent to the end of the investment period for the Company's 2005 CDO, Gramercy Finance’s capacity to originate new loan investments will be significantly reduced.

The Company also advises the Staff that interest expense on its income statement for the nine months ended September 30, 2009 is comprised of both interest incurred on the financing of its real estate investments and interest incurred on its finance investments, and that interest on the Company’s real estate investments represent a majority of the Company’s total interest expense at approximately 54% for the nine months ended September 30, 2009.  Accordingly the presentation of a net interest income would produce a very large negative figure and it would not provide a meaningful measure as a majority of the interest expense is related to the rental income on the Company’s owned real estate, not the earnings derived on the Company’s finance investments.

Securities and Exchange Commission
March 8, 2010

The Company believes the income statement presentation shown by example in Exhibit A attached to this letter is the most beneficial format for investors to better understand the results of its operations, as it illustrates the combined results of the diversified nature of our business and provides a more useful comparison to its peers as this presentation is used by other diversified REITs.

2.	In addition, it continues to remain unclear as to your basis for including the provision for loan losses below net operating income. Please advise.

Response:  In response to the Staff's comment, the Company has reevaluated the income statement presentation and will remove the net operating income line on the income statement in Form 10-K for the year ended December 31, 2009 and for future filings.  An example of the revised income statement presentation is in Exhibit A hereto.

3.
We have read and considered your response to comment three.  It is unclear as to why you believe the guidance within FASB ASC 260-15-45-5 only applies to non-GAAP measures.  It is also applicable to dividends per share as this per-share amount is not required to be presented by the subtopic.  Furthermore the guidance that you reference in Rule 10-01(b)(2) of Regulation S-X only applies to interim financial statements.  As previously requested, tell us how your presentation of dividends per share on the face of the Statements of Income complies with the guidance in FASB ASC 260-15-45-5 or revise in future filings to include this information in a footnote.

Response:  In response to the Staff's comment, the Company will remove dividends declared per common share on the face of their income statement in Form 10-K for the year ended December 31, 2009 and for future filings.  Dividend disclosure will be made in Part II, Item 5, of Form 10-K.

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

/s/ Jon W. Clark
Jon W. Clark
Chief Financial Officer

cc:	Ms. Yolanda Crittendon Mr. Larry P. Medvinsky, Esq.

Securities and Exchange Commission
March 8, 2010

Exhibit A

Consolidated Statements of Income

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2009	2008	2007
Revenues
Rental revenue		$230,346	$2,935
Investment income		254,821	297,712
Operating expense reimbursements		92,863	-
Gain on sales and other income		15,374	14,797
Total revenues		593,404	315,444

Expenses
Property operating Expenses
Utilities		31,498	-
Real estate taxes		28,609	-
Ground rent and leasehold obligations		13,270	-
Property and leasehold impairments		-	-
Direct billable expenses		5,877	-
Other property operating expenses		66,204	-
Total property operating expenses		145,458	-

Other expenses:
Interest expense		260,533	172,094
Depreciation and amortization		67,072	2,158
Management, general and administrative		17,577	13,534
Management fees		30,299	22,671
Incentive fee		2,350	32,235
Impairment on loans held for sale and commercial mortgage backed securities		-	-
Provision for loan loss		97,853	9,398
Total expenses		621,142	252,090

Income (loss) from continuing operations before equity in net income from unconsolidated joint ventures, provisions for taxes and non-controlling interests		(27,738)	63,354

Equity in net income of unconsolidated joint ventures		6,476	4,944
Income (loss) from continuing operations before provision for taxes, gain on extinguishment of debt, and discontinued operations		(21,262)	68,298

Gain on extinguishment of debt		77,234	3,806
Gain on sale of unconsolidated joint venture interest		-	92,235
Provision for taxes		(83)	(1,341)
Net income (loss) from continuing operations		55,889	162,998
Net loss from discontinued operations		3,799	(1,401)
Net gains from disposals		-	-
Net income (loss) from discontinued operations		3,799	(1,401)
Net income (loss)		59,688	161,597
Net (income) loss attributable to non-controlling interests		(385)	-
Net income (loss) attributable to Gramercy Capital Corp.		59,303	161,597
Accrued preferred stock dividends		(9,344)	(6,567)
Net income (loss) available to common stockholders		$49,959	$155,030

Basic earnings per share:
Net income (loss) from continuing operations, net of non-controlling interest and after preferred dividends		$0.98	$5.59
Net Income (loss) from discontinued operations		0.08	(0.05)
Net income (loss) available to common stockholders		$1.06	$5.54

Diluted earnings per share:
Net income (loss) from continuing operations, net of non-controlling interest and after preferred dividends		$0.98	$5.33
Net income (loss) from discontinued operations		0.08	(0.05)
Net income (loss) available to common stockholders		$1.06	$5.28
Basic weighted average common shares outstanding		47,205	27,968
Diluted weighted average common shares and common share equivalents outstanding		47,330	29,379